

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 4, 2017

Via E-mail
F. Jacob Cherian
Chief Executive Officer
I-AM Capital Acquisition Company
1345 Avenue of the Americas, 2nd Floor
New York, New York 10105

  Re: I-AM Capital Acquisition Company
    Draft Registration Statement on Form S-1
    Submitted June 7, 2017
    CIK No. 0001708410

Dear Mr. Cherian:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover

1. We note your disclosure that you cannot guarantee that your securities will be approved for listing on the Nasdaq Capital Market and that you will apply for listing on or after the date of the prospectus. Given that several features of the offered securities appear to rely to a certain extent upon such listing, including protection of the funds in the trust as well as liquidity of the trading market, please clearly highlight the risks of not so listing throughout in appropriate locations, including the summary. In addition, since the listing does not appear to be a condition to completion of this offering, it does not appear appropriate to highlight Nasdaq listing and Nasdaq rules as you have done. Please revise or advise.

Summary, page 1
General, page 1

2.   If you chose to highlight the Millennium India Acquisition transaction, please also explain the SPAC made its business acquisition only after seeking shareholder approval to clarify the definition of a business combination in order to acquire a 14.9% interests in both SMC and SAM and that the surviving entity subsequently registered as an Investment Company.

Initial Business Combination, page 2

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.   Explain what you mean by "purchasing power parity."

Conditions to completing our initial business combination, page 11

5.   We note your disclosure that there is no limitation of your ability to raise funds privately. Please tell us whether you can issue securities that can vote with the common stockholders on matters related to your pre-business combination activity as described in the last paragraph on page 15.

We are not registering the shares of common stock issuable upon exercise, page 30

6.   If the holders of the securities issued in your unregistered transaction can exercise warrants while holders of warrants issued in this registered offering cannot, please disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock.

The provisions of our amended and restated certificate of incorporation, page 38

7.   If you can amend your charter to permit you to withdraw funds from the trust account such that the per share amount investors will receive upon any redemption or liquidation is substantially reduced or eliminated, please say so prominently and clearly and highlight the issue in your prospectus summary.

Redemption of Public Shares, page 70

8.   Please clarify whether you would proceed with the amendment if the number of stockholders seeking redemption would exceed the amount mentioned in the penultimate sentence of the second paragraph on page 71.

Directors, Executive Officers and Nominees, page 82

9.   Please clarify the dates during which your directors and executive officers served in the cited roles. For example, it is unclear when Mr. Cherion served as chairman, chief executive officer and director of Millennium Investment & Acquisition Co., Inc. Also, ensure that your disclosure is reconcilable to the information in the table on page 88.

10.   Please ensure that the information in this section is balanced, with equally prominent explanation of transactions or entities that generated losses for investors.

11.   We note your disclosure on page 34 that your executive officers and directors possibly are affiliated with entities that are engaged in a business similar to yours. Please tell us the name of all such entities with which your affiliates are or were affiliated, including the nature and dates of the affiliation. Also provide a brief description of any acquisitions made by those entities, the current trading markets of the entities, and benefits received by your affiliates from their association with those entities.

Underwriting Discount, page 111

12.   We note your references to changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

        You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3625 with any other questions.

                                                Sincerely,

                                                /s/ Amanda Ravitz

                                                Amanda Ravitz
                                                Assistant Director
                                                Office of Electronics and Machinery

cc: Stuart Neuhauser, Esq.